AFLAC Incorporated 3rd Quarter 2004 Form 10-Q

EXHIBIT 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(In thousands)	2004	2003	2004	2003

Fixed charges:
Interest expense	$5,711	$5,534	$17,189	$16,337
Interest on investment-type contracts	1,709	915	4,665	2,724
Rental expense deemed interest	151	116	436	350

Total fixed charges	$7,571	$6,565	$22,290	$19,411

Earnings before income tax	$459,254	$371,463	$1,357,370	$1,118,685
Add back:
Fixed charges	7,571	6,565	22,290	19,411

Total earnings before income
tax and fixed charges	$466,825	$378,028	$1,379,660	$1,138,096

Earnings before income tax
and fixed charges	61.7x	57.6x	61.9x	58.6x

EXH 12-1